Forever Valuable Collectibles, Inc.

535 16th Street Mall, Suite 810

Denver, CO  80202

303-573-1000

Facsimile 303-534-2400

November 17, 2011

TO: Securities and Exchange Commission, Division of Corporation Finance

RE: “Tandy” letter

Ladies and gentlemen:

In conjunction with our 8K/A filing noticing the change of auditors we acknowledge the following:

1.

Our company is responsible for the adequacy and accuracy of the disclosure in the filing.

2.

We are aware that Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/

Jodi K Stevens

President, Chief Executive Officer,

And Chief Financial Officer